Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Jan Thomsen

Jan Thomsen, Chief Risk Officer in Orkla, has on 19 February 2009 bought 5 000 shares in Orkla ASA at a price of NOK 44.80 per share.

After this transaction, Jan Thomsen and his close associates own 41 712 shares and 60 000 options in Orkla ASA.

Orkla ASA
Oslo, 20 February 2009

Contact:
Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

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